Exhibit 99.1
#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	June 25, 2014
For Immediate Release	NR#14-07

MAG SILVER REPORTS VOTING RESULTS FROM THE AGSM

Vancouver, BC -- MAG Silver Corp. (TSX:MAG; NYSE MKT:MVG) (“MAG” or the “Company”) announced today that at its annual general and special meeting (the “AGSM”) held on June 24, 2014, MAG’s shareholders approved by majority to decrease the size of the board to seven, elect all seven directors standing for re-election, re-appoint Deloitte LLP as the Company’s auditor, and approve the Company’s Equity Compensation Plans.

The Board of Directors wish to extend their gratitude to Dr. Peter Megaw and Messrs. Eric Carlson and Frank Hallam, all of whom did not stand for re-election as directors for the ensuing year. Each of these directors has been instrumental in MAG's successes to date, and in particular, in the initial recognition of the value of property positions assembled at Juanicipio and elsewhere by the Company.  Jonathan Rubenstein, Chairman of MAG, said “these individuals have been an integral part of the early and continued growth of the Company, and our shareholders have benefited greatly from their expertise, perseverance and commitment.  The board thanks them for their dedicated years of service, and wishes each of them continued success in their future endeavours.”  The Company will maintain its close relationship with Dr. Megaw, who will continue to lead our exploration efforts, and Frank Hallam will remain accessible to the MAG Silver Finance Committee.

Detailed results of the votes held by ballot at the AGSM are set out below.

Nominee	Total Votes Cast	Votes For	% For	Votes Withheld	% Withheld
George N. Paspalas	35,831,724	35,659,529	99.52	172,195	0.48
Daniel T. MacInnis	35,831,724	35,561,749	99.25	269,975	0.75
Jonathan A. Rubenstein	35,831,724	35,538,010	99.18	293,714	0.82
Richard M. Colterjohn	35,831,724	35,716,871	99.68	114,853	0.32
Derek C. White	35,831,724	31,866,236	88.93	3,965,488	11.07
Richard P. Clark	35,831,724	29,940,359	83.56	5,891,365	16.44
Peter D. Barnes	35,831,724	35,643,406	99.47	188,318	0.53

Seconded Amended and Restated Stock Option Plan	45,577,917	32,481,187	71.27	13,096,730	28.73
Share Unit Plan	45,577,917	35,326,346	77.51	10,251,571	22.49
Directors’ Deferred Share Unit Plan	45,577,917	35,340,665	77.54	10,237,252	22.46

George Paspalas, CEO and President of MAG Silver Corp., extends his thanks to the shareholders of the Company for their show of support.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG Silver Corp.  MAG is based in Vancouver, British Columbia, Canada.

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On behalf of the Board of
MAG SILVER CORP.
"George Paspalas"

CEO & Director

For further information on behalf of MAG Silver Corp.
Contact Michael Curlook, VP Investor Relations and Communications
Website:	www.magsilver.com	Email:	info@magsilver.com
Phone:	(604) 630-1399	Fax:	(604) 681-0894
Toll free:	(866) 630-1399

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.htmlhttp://www.sec.gov/EDGAR.

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